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                                                                 Exhibit 8(b)

                        [Ropes & Gray Form of Opinion]




                                 , 1996


The Boston Bancorp
460 West Broadway
South Boston, MA 02127

     We have acted as counsel to The Boston Bancorp ("Bancorp"), in connection with the planned merger (the "Merger") into Bancorp of a newly organized, wholly owned subsidiary ("Merger Subsidiary") of Bank of Boston Corporation ("Bank of Boston") pursuant to an Agreement and Plan of Reorganization dated as of October 10, 1995 between Bancorp and Bank of Boston, as amended by a letter agreement
dated March    ,1996  (the "Merger Agreement").  For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

     For purposes of the opinion set forth below, we have reviewed and relied upon (i) the Merger Agreement, (ii) the final Proxy Statement-Prospectus
included in Registration Statement No. [              ], as amended, filed by
Bancorp and Bank of Boston with the Securities and Exchange Commission (the "Proxy Statement-Prospectus"), and (iii) such other documents, records and instruments as we have deemed necessary or appropriate as a basis for our opinion. In addition, in rendering our opinion we have relied upon representations (the "Certified Representations") made by Bancorp, Bank of Boston and Merger Subsidiary, which we have neither investigated nor verified. We have assumed that such representations are true, correct, and complete and that no actions that are inconsistent with such representations will occur.

     In addition, we have assumed that (i) the Merger will be consummated in accordance with the Merger Agreement and as described in the Proxy Statement-Prospectus (including satisfaction of all covenants and conditions to the obligations of the parties without amendment or waiver thereof); (ii) the Merger Agreement and all other documents and instruments referred to therein or in the Proxy Statement-Prospectus are valid and binding in accordance with their terms.

     Any inaccuracy in, or breach of, any of the aforementioned statements, representations and assumptions or any change after the date hereof in applicable law could
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The Boston Bancorp                    -2-                                , 1996


adversely affect our opinion. No ruling has been (or will be) sought from the Internal Revenue Service by Bancorp, Bank of Boston or Merger Subsidiary as to the federal income tax consequences of any aspect of the Merger.

     Based upon and subject to the foregoing as well as the limitations set forth below, it is our opinion, under presently applicable federal income tax law, that the Merger of Merger Subsidiary with and into Bancorp will be a tax-free reorganization within the meaning of section 368(a)(2)(E) of the Code. As a result, the following would be the material federal income tax consequences that would result from the Merger:

     (1) No gain or loss will be recognized by a Bancorp stockholder upon the exchange of his or her Bancorp Common Stock for Bank of Boston Common Stock, except that a Bancorp stockholder who receives cash proceeds in lieu of a fractional share interest in Bank of Boston Common Stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to the fractional share interest. Such gain or loss will constitute capital gain or loss if such stockholder's Bancorp Common Stock is held as a capital asset at the Effective Time and will be long-term capital gain or loss if such shares of Bancorp Common Stock have been held for more than one year at the Effective Time;

     (2) The tax basis of the Bank of Boston Common Stock received by a Bancorp stockholder who exchanges his or her Bancorp Common Stock for Bank of Boston Common Stock will be the same as such stockholder's tax basis in Bancorp Common Stock surrendered in exchange therefor, decreased by the tax basis allocated to any fractional share interest exchanged for cash;

     (3) The holding period of the Bank of Boston Common Stock received by a Bancorp stockholder will include the period during which Bancorp Common Stock surrendered in exchange therefor was held (provided that such Bancorp Common Stock was held by such Bancorp stockholder as a capital asset at the Effective
Time); and

     (4) No gain or loss will be recognized by Bancorp, Bank of Boston, or Merger Subsidiary as a result of the Merger.

     No opinion is expressed as to any matter not specifically addressed above. Also, no opinion is expressed as to the tax consequences of any of the transactions under any foreign, state, or local tax law. Furthermore, our opinion is based on current federal income tax law and administrative practice, and we do not undertake to advise you as to any changes after the Effective Time in federal income tax law or administrative practice that may affect our opinion unless we are specifically retained to do so.

     The tax consequences described above may not be applicable to Bancorp stockholders subject to special treatment under certain federal income tax laws, such as stockholders who
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The Boston Bancorp                    -3-                                 , 1996


acquired Bancorp Common Stock pursuant to the exercise of Bancorp options or otherwise as compensation.

     This opinion has been delivered to you as contemplated by the Merger Agreement and is intended solely for your benefit. It may not be relied upon for any other purpose or by any other person or entity.

                                 Very truly yours,



                                 Ropes & Gray